UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

BANCOLOMBIA S.A. ANNOUNCES DECISION OF ITS BOARD OF DIRECTORS
Medellín, Colombia, August 25, 2007
In accordance with internal procedures, the Board of Directors of Bancolombia S.A (Bancolombia) authorized Mr. Luis Santiago Perez Moreno, Personal and Medium and Small Business Banking Vice President of Bancolombia, to give notice to Fiduciaria Helm Trust S.A for the sale of Mr. Pérez Moreno’s units in a share portfolio (Cartera Colectiva con Pacto de Permanencia Acciones Sistema Valor Agregado) managed by such company. The units have an approximate value of Ps $ 236 million (approximately US$ 126,064)1. The units represent shares of Bancolombia, which are part of the variable compensation of the Bank’s employees.

[1]	Exchange rate August 25 , 2008 Ps 1,872.07 = US$ 1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: August 25, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance